Exhibit 99.2

ORLA MINING LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Supreme Court of British Columbia (the “Court”) dated June 19, 2026 (the “Interim Order”), a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Company Shares”) of Orla Mining Ltd. (“Orla” or the “Company”) will be held at Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 on July 22, 2026 at 9:00 a.m. (Vancouver time), subject to any adjournment or postponement thereof, for the following purposes:

(a)	to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of Orla dated June 19, 2026 (the “Circular”), approving an arrangement (the “Arrangement”) involving, among others, the Company and Equinox Gold Corp. (“Equinox”) pursuant to a court-approved plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act (“CBCA”) whereby Equinox will, among other things, acquire all of the issued and outstanding Company Shares, all in accordance with the terms of the arrangement agreement dated May 12, 2026 between the Company and Equinox (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”); and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Circular. The Arrangement Agreement has been filed under Orla’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The board of directors of the Company (the “Board”), after receiving the unanimous recommendation of a special committee comprised of only independent directors of the Company (the “Special Committee”), unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 15, 2026 (the “Record Date”). Only Shareholders shown on the shareholder register of the Company (“Registered Shareholders”), or their duly appointed proxyholders, at the close of business on the Record Date will be entitled to receive notice of the Meeting (“Notice of Special Meeting”) and to vote on the Arrangement Resolution at the Meeting. This Notice of Special Meeting is accompanied by the Circular, an applicable form of proxy and a letter of transmittal for Registered Shareholders (the “Letter of Transmittal”) explaining how to exchange Company Shares for the consideration payable under the Arrangement (the “Consideration”).

Each Company Share entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting. In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. If the Arrangement Resolution is not approved by the Shareholders at the Meeting, the Arrangement will not be completed.

Registered Shareholders and duly appointed proxyholders, including Shareholders who hold their Company Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (“Non-Registered Shareholders”) who have duly appointed themselves or a third-party as proxyholder, may attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder may be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Registered Shareholders are requested to read the enclosed Circular and are requested to date and sign the enclosed proxy form promptly, as applicable, and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. Registered Shareholders may also vote in advance of the Meeting by mail, by phone or on the internet.

To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the voting website. Alternatively, a proxy can be submitted to Computershare either by mail or courier, to 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department or by telephone as instructed in the enclosed form of proxy. If a Registered Shareholder receives more than one proxy form because such Registered Shareholder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online or by phone.

A proxy must be received by Computershare by no later than 9:00 a.m. (Vancouver time) on July 20, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Non-Registered Shareholders are requested to complete and return the request for voting instructions in accordance with the instructions provided to you by your broker or such other intermediary. Failure to do so may result in such securities not being voted at the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend the Meeting as your proxy and vote your Company Shares, including if you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy and appointing a person other than the management nominees identified, you must return your proxy in accordance with the instructions set out in the Circular by 9:00 a.m. (Vancouver time) on July 20, 2026 (or if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

If you are a Registered Shareholder who is not a Dissenting Shareholder (as defined in the Circular), in order to receive the Consideration that you are entitled to under the Arrangement, you must validly complete the Letter of Transmittal in accordance with the instructions included therein, duly sign, date and return it to the depositary, Computershare Investor Services Inc. (the “Depositary”), in the envelope provided, together with the certificates or the direct registration system advices (“DRS Advices”) representing your Company Shares and any other required documents. If you are sending certificates, it is recommended that the necessary documentation be delivered by hand to the Depositary and a receipt therefor be obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. The Letter of Transmittal contains complete instructions on how to exchange your Company Shares for the Consideration. You will not receive your Consideration until after the Arrangement is completed and you have returned your properly completed documents, including each applicable Letter of Transmittal, the certificate(s) or DRS Advice(s) representing your Company Shares and any other required documents, to the Depositary. Only Registered Shareholders will be required to submit a Letter of Transmittal. Non-Registered Shareholders holding Company Shares through an intermediary should contact that intermediary for instructions and assistance in depositing their Company Shares and carefully follow any instructions provided by such intermediary.

Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Company Shares (which fair value shall be the fair value of the Dissenting Shareholder’s Company Shares as of the close of business on the Business Day (as defined in the Circular) immediately preceding the date on which the Arrangement Resolution is adopted), in accordance with the provisions of Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order, the Final Order (as defined in the Circular) and any other order of the Court. A Registered Shareholder who wishes to dissent must send a written notice of objection to the Arrangement Resolution to the Company c/o Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, Attention: Jessica Lewis, to be received by no later than 5:00 p.m. (Vancouver time) on July 20, 2026 (or by 5:00 p.m. (Vancouver time) on the date that is two Business Days before the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Section 190 of the CBCA, as modified by Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court (the “Dissent Procedures”). The Registered Shareholders’ right to dissent is more particularly described in the Circular. Copies of the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA are set forth in Appendix D, Appendix B and Appendix M, respectively, of the Circular. These dissent procedures are different than the statutory dissent procedures of the CBCA which would permit a notice of objection to be provided at or prior to the Meeting. Non-Registered Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to exercise a right to dissent. Accordingly, Non-Registered Shareholders desiring to dissent must make arrangements for the Company Shares beneficially owned by such Non-Registered Shareholder to be registered in the name of such holder prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the Registered Shareholder of such Company Shares to dissent on the Non-Registered Shareholder’s behalf. A Registered Shareholder wishing to exercise a right to dissent on its own behalf may only exercise such rights with respect to all Company Shares owned by such Shareholder (whether on a registered or beneficial basis). A Non-Registered Shareholder wishing to have dissent rights exercised on its behalf must arrange for such rights to be exercised with respect to all Company Shares owned by such Shareholder (whether on a registered or beneficial basis). It is recommended that you seek independent legal advice if you wish to exercise a right to dissent. Failure to strictly comply with the Dissent Procedures may result in the loss of any right to dissent.

The Circular provides additional information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice of Special Meeting. Any adjourned or postponed Meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or by the Chair at the Meeting.

Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions or require assistance, please contact Orla’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free in Canada and the United States) or 1-416-304-0211 (International), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

	Registered Shareholders	Non-Registered Shareholders
	Company Shares held in own name and represented by a physical certificate or DRS.	Company Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Dated at Vancouver, British Columbia, the 19th day of June, 2026.

ON BEHALF OF THE BOARD

(signed) “Jason Simpson”
Jason Simpson
President and Chief Executive Officer and Director